iShares U.S. ETF Company, Inc.

c/o State Street Bank and Trust Company

1 Lincoln Street

Mail Stop SUM 0703

Boston, MA 02111

August 31, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares U.S. ETF Company, Inc. (the “Fund”)

(Securities Act File No. 333-171938

Investment Company Act File No. 811-22522)

Request to Withdraw Registration Statement on Form N-1A

Ladies and Gentlemen:

We hereby request withdrawal of the Fund’s Registration Statement on Form N-1A, including all exhibits and amendments thereto (the “Registration Statement”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”). The Registration Statement was filed on January 28, 2011, under the name iShares MSCI Emerging Markets Small Cap Index Fund, Inc., and has never been declared effective. The Board of Directors of the Fund has determined not to commence operations of the Fund and therefore to abandon the registration of the Fund. The Fund never commenced a public offering of its shares and has no shareholders.

The Fund intends to deregister under the Investment Company Act of 1940, as amended, by filing for an order declaring that the Fund has ceased to be an investment company on Form N-8F as soon as practicable.

Pursuant to paragraph (b) of Rule 477 under the 1933 Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of the filing of this letter.

If you have any questions or need further information, please call Benjamin J. Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.

Sincerely,

iShares U.S. ETF Company, Inc.

By:	/s/Marisa Rolland

Marisa Rolland

Assistant Secretary

cc:	Deepa Damre Smith, Esq.

Jennifer E. Kerslake

Benjamin J. Haskin

Samuel Bolam

Hannah Fiest